Exhibit (a)(1)(D)

This notice is not an offer to purchase or a solicitation of an offer to sell Equity Shares.

Advertisement to the Public Shareholders of

VEDANTA LIMITED

Registered Office: 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai, Maharashtra, 400093

Tel no.: +91 22 66434500; Fax no.: +91 22 66434530

Voluntary open offer for acquisition of up to 651,000,000 (Six Hundred and Fifty One Million) fully paid up equity shares of Vedanta Limited of face value of INR 1 (Indian Rupee One only) each (“Equity Shares”) representing 17.51% of the fully diluted voting share capital of Vedanta Limited (“Target Company”), at a price of INR 235 (Indian Rupees Two Hundred and Thirty Five only) per Equity Share payable in cash, from the public shareholders of the Target Company by Vedanta Resources Limited (“Acquirer”) together with Twin Star Holdings Limited (“PAC 1”), Vedanta Holdings Mauritius Limited (“PAC 2”) and Vedanta Holdings Mauritius II Limited (“PAC 3” together with PAC 1 and PAC 2 to be referred as “PACs”), in their capacity as the persons acting in concert with the Acquirer (“Offer”/ “Open Offer”).

The tendering period will open on Tuesday, March 23, 2021 and will close on Wednesday, April 07, 2021, which period shall not be further extended (“Tendering Period”). No subsequent offering period will be available after the expiration of the Tendering Period. The Open Offer does not result in a change of control over the Target Company. The letter of offer together with the related form of acceptance (“Letter of Offer”) has been dispatched to all persons whose names appear on the register of members of the Target Company and to the beneficial owners of the Equity Shares whose names appear in the beneficial records of the respective depositories, as of Monday, March 8, 2021 at their addresses/e-mail addresses (as per available records).

The Letter of Offer is also expected to be available on the websites of the Securities and Exchange Board of India (www.sebi.gov.in) and Indian stock exchanges i.e., BSE Limited (www.bseindia.com) and National Stock Exchange of India Limited (www.nseindia.com). The Letter of Offer and other relevant materials for the Open Offer, will be available at no charge on the website of the United States Securities and Exchange Commission (www.sec.gov). Requests for copies of the Letter of Offer and other materials for the Open Offer may be directed to the Manager or Registrar. Such copies will be furnished promptly at Acquirer’s and/or PACs’ expense. THE OPEN OFFER MATERIALS CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OPEN OFFER.

U.S. holders that hold Equity Shares may tender their Equity Shares in accordance with the instructions and terms set forth in the Letter of Offer. U.S. holders that hold ADSs may convert their ADSs into Equity Shares (pursuant to the instructions set forth in the Letter of Offer and subject to the terms of the deposit agreement governing the ADS facility) and then tender such Equity Shares in accordance with the instructions and terms set forth in the Letter of Offer.

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There are no withdrawal rights for U.S. holders who hold Equity Shares and tender Equity Shares in the Offer, including U.S. holders who tender Equity Shares received upon conversion of ADSs.

The receipt of cash pursuant to the Offer by a shareholder may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each shareholder is urged to consult its independent professional adviser immediately regarding the tax consequences of accepting the Offer. For a more complete description of the principal U.S. federal income tax consequences of the Offer, see the Letter of Offer.

In the event that the number of Equity Shares validly tendered under the Offer is more than the number of Offer Shares, the Acquirer and/or any one or more PACs shall accept those Equity Shares validly tendered on a proportionate basis in consultation with the Manager. If ADS holders elect to convert their ADSs into Equity Shares, but such Equity Shares are not tendered or are not accepted in the Offer, then such ADS holders will be entitled to have such Equity Shares redeposited into the ADS facility and reconverted into ADSs, without payment of any fees associated with such reconversion.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities and Exchange Act of 1934, as amended, is contained in the Letter of Offer and is incorporated herein by reference.

For and on behalf of the Acquirer and PACs

Date: March 17, 2021

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